GS VALET, INC.
4315 Lemac Drive
Houston, Texas 77096

Loan Lauren P. Nguyen United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	GS Valet, Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) Filed on July 12, 2012 File No. 333-182629

Dear Ms. Nguyen:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated August 8, 2012:

General

1.
It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or tell us why you believe you do not meet the definition of a shell company as outlined in Rule 405.

RESPONSE:
As defined in Rule 405 of the Securities Act, a shell company is a registrant that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

In Footnote 172 of the SEC Release No. 33-8869, the Commission provided some guidance as to what is meant by “no or nominal operations” by stating that a startup company, or, in other words, a company with a limited operating history does not meet the condition of having “no or nominal operations.”

We believe that GS Valet, Inc. is not a shell company as defined by Rule 405 of the Securities Act because it does have operations, is generating revenue and is continuing to grow. While GS Valet, Inc. does have a limited operating history because it has only been incorporated for one year and only been generating revenue since November 2011, we do not believe it is a shell company because it does have operations and is continuing to grow its business.

GS Valet, Inc. is a genuine start-up company with operations consisting of valet parking services to a number of different venues. Since incorporating, we have organized our operations, obtained full insurance coverage, marketed our services at trade shows and through related trade websites, networked with special event professionals and contracted with catering halls, hotels and private party planners to provide valet parking services.

Therefore, it is our opinion, that we do not meet the definition of a “shell company” and should not be classified as such. Further, we do not believe that we are the type of company that Rule 405 intended to capture within its definition.

2.
We note on page 33 that you sold 975,000 shares at a price of $0.01 per share to 26 investors, and that there are 26 selling stockholders selling 975,000 shares. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.01. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.01 per share price of the shares you are registering here is not a bona fide sales price. Your explanation should address the fact, as appropriate, that the $0.01 per share price was the original price paid by selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay any additional filing fee.

RESPONSE:
We have increased the fixed bona fide sales price to $0.05, paid the additional filing fee and made the relevant adjustment throughout the Registration Statement to state that the shares are being offered at $0.05.

3.
Please revise throughout to clarify that Mr. Scheckter is the sole officer and director. We note references throughout your filing to your “officers” and “directors.” We also note references in the financial statement to “majority shareholders,” while there appears to be just one such majority shareholder.

RESPONSE:
We have revised our disclosures throughout the Registration Statement to clarify that Mr. Scheckter is our sole officer and director. We have also revised the disclosure in the financial statements to state that Neil Scheckter is our only majority shareholder.

4.	Please revise throughout your filing to put parentheses around your losses.

RESPONSE:	We have revised our Registration Statement to put parentheses around our losses.

Registration Statement Fee Table

5.	It appears that you are registering a number of shares of your common stock. As such, please revise to indicate that you are registering under Rule 457(a).

RESPONSE:	In footnote 2 to the Registration Statement Fee Table, we have revised the disclosure to indicate that we are registering the shares of common stock pursuant to Rule 457(a).

Prospectus Cover Page

6.
We note your disclosure that you “may” elect to comply with certain reduced public company reporting requirements as an emerging growth company. Consistent with your disclosure on page 10, please revise to clarify here that you have elected to use the extended transition period for complying with new or revised accounting standards.

RESPONSE:
On the Prospectus Cover Page, we have revised our disclosure to clarify that we have elected to use the extended transition period for complying with new or revised accounting standards since we qualify as an emerging growth company.

7.	Please revise to clarify in the second paragraph that you have not engaged a market maker to apply for admission to quotation of your securities on the Over the Counter Bulletin Board.

RESPONSE:
In the second paragraph of the Prospectus Cover Page, we have revised the disclosure to state that we have not yet engaged a market maker to apply for admission to quotation of our securities on the Over the Counter Bulletin Board.

Prospectus Summary, page 4

8.
Please revise to include your revenues, assets and net losses as of the most recent audited period and interim stub. In addition, disclose your monthly “burn rate,” how long your present capital will last at that rate, an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

RESPONSE:
On page 4 in the Prospectus Summary, we have included additional disclosure which includes our revenues, assets and net losses as of the fiscal year ended September 30, 2011, as well as for the interim period ended June 30, 2012. We have also included a discussion of our current “burn rate” and how long we anticipate our present capital will last, and an estimate of the funds needed to accomplish our business goals. We have also included a disclosure of our current cash balance as of the most recent practicable date.

9.
Consistent with your disclosure on page 16, please revise to disclose in the prospectus summary that you have completed only 4 small valet parking jobs for the six month period ending March 31, 2012 and disclose the aggregate gross revenues and net profits of these jobs.

RESPONSE:
In the second paragraph of the Prospectus Summary, we have revised the disclosure to state that we have completed 15 valet parking jobs from inception until August 20, 2012. Additionally, we included the revenue that was generated from those jobs and the net profit we received as a result of those jobs.

10.	We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in one of the first introductory paragraphs of this section.

RESPONSE:
In the last sentence of the first paragraph of the Overview in the Prospectus Summary, we have included a disclosure regarding the fact that our auditor has expressed substantial doubt about our ability to continue as a going concern.

11.	Please disclose the geographical area that you intend your business operations to focus on and identify the locations of your past valet jobs.

RESPONSE:	In the Prospectus Summary and throughout the Registration Statement, we revised our disclosure to state that we focus our business operations primarily in New Jersey and New York.

12.	Please revise to disclose here that your net revenues are insufficient to fund your operating expenses. Also disclose the estimated amount of funds you will need to accomplish your business goals.

RESPONSE:
In the Prospectus Summary, we have revised the disclosure to state that our net revenues are not sufficient to fund our operating expenses due to the cost of insurance. We also state that we estimate that we will need an additional $13,500 to fund our operations due to the cost of insurance.

13.	Please revise to disclose whether you have any long-term agreements with the business establishments that you referenced in the second paragraph under the “Overview” section.

RESPONSE:
In the Prospectus Summary, we have revised our disclosure to reflect that we do not currently have any long-term agreements with the business establishments we reference in the second paragraph under the “Overview” section.

14.	Please revise to clarify under the “Use of Proceeds” subsection that you will not receive any of the offering proceeds.

RESPONSE:	In the “Use of Proceeds” subsection, we have revised our disclosure to clarify that we will not receive any of the offering proceeds.

Risk Factors, page 6

15.
Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one individual occupies all of the corporate positions, and the risk that there may not be funds available for net income because this director and officer will determine his own salary and perquisites or explain why these risk factors are not necessary.

RESPONSE:
On page 9, we have included a risk factor discussing the risk that it may not be possible for us to have adequate internal controls because Neil Scheckter occupies all of the corporate positions. We also included a separate risk factor that there may not be funds available for net income because our sole officer and director may determine his own salary.

16.
Consistent with your disclosure on page 28, please add a risk factor to discuss the fact that your sole officer and director has other business activities that take some of his time and whether potential conflicts of interest exists in relation to those other activities. Please also revise to disclose here the number of hours that your officer and director plans to dedicate to your business. If applicable, please also add a separate risk factor discussing the fact that Mr. Scheckter does not have prior experience in owning and operating a valet parking business.

RESPONSE:
On page 9, we have included a risk factor discussing the fact that our sole officer and director has other business activities and that a potential conflict of interest exists in relation to those other business activities.

We have also included a separate risk factor disclosing that our sole officer and director does not have prior experience in owning and operating a valet parking business.

17.	Please revise to add a risk factor to discuss the fact that you have only one employee and that your valet drivers are hired only on a part-time basis.

RESPONSE:	On page 9, we have added a risk factor discussing the fact that we have only one part-time employee and that our valet drivers are hired only on a part-time basis.

We are subject to intense competition, page 6

18.
Please provide support for your statement that you have worked to establish yourself as one of the principal members of the industry and that you compete primarily on the basis of high levels of service and strong relationships or revise to remove.

RESPONSE:
On page 6, we have removed the above noted statement that we have worked to establish ourselves as one of the principal members of the industry and that we compete primarily on the basis of high levels of service and strong relationships.

We may incur significant costs to be a public company to ensure compliance, page 8

19.	Please provide an estimate of the additional costs you expect to incur as a public company.

RESPONSE:
On page 8, we have provided an estimate of $35,000 of additional costs that we expect to incur as a public company in order to complete the registration process and continued SEC reporting requirements.

We need additional capital to develop our business, page 7

20.
Please revise the heading and the body of the risk factor to quantify the amount of additional capital you require to develop your business. Consistent with your disclosure on page 23, clarify that your net revenues are not sufficient to fund your operating expenses and that you will not receive any proceeds from this offering.

RESPONSE:
On page 7, we have revised the heading and the body of the risk factor to clarify that we will need an additional $13,500 in order to continue to operate and develop our business plan. We have also clarified that our net revenues are not sufficient to fund our operating expenses and that we will not receive any proceeds from this offering.

Selling Shareholders, page 12

21.
Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard or revise if necessary.

RESPONSE:	We have revised our disclosure in the Selling Shareholder table to identify the relationship between certain Selling Shareholders with the identical last names.

Description of Business, page 16

22.
Please expand your disclosure to clarify if you are pursuing business in one specific geographic region or if you seek to pursue opportunities in multiple locations. While it appears that you are pursuing valet parking jobs in New Jersey, it is unclear from your disclosure if this is accurate, if your business pursuits are limited to this state, or if the focus is on a particular local area within the state. Also, to the extent your business activities are not located in Houston, Texas, where it appears you maintain your office, please discuss the operating and marketing logistics involved in this arrangement. In addition, add a risk factor that addresses any risk inherent in Mr. Scheckter’s managing your business at such a distance during this early stage of development.

RESPONSE:
On page 16, we have expanded our disclosure to state that we focus our business on New Jersey and New York. We have also stated that we do not focus our operations on any particular local area of the state. We have also stated the marketing and operating logistics that pose problems by having our corporate offices in Houston, Texas and our operations in New Jersey. Additionally, we have added a risk factor discussing this issue.

23.
Please provide support, relative to your size and experience, for your statement that you are equipped to provide valet parking services for any special event and at any location. Alternatively, please remove this disclosure.

RESPONSE:
On page 16, we have removed the disclosure cited above. In addition, we revised the disclosure that we specialize in events at catering halls, hotels, restaurants, country clubs and private residences to more accurately describe the events that we have already completed.

Valet Parking Jobs, page 16

24.
In addition to disclosing your gross revenue, please revise to also disclose your net profit for these jobs, as it appears from your disclosure on page 19 that you pay each driver approximately $60 per shift and average 3 drivers per job.

RESPONSE:
On page 16, we have revised our disclosure to state that since inception we have completed 15 valet parking jobs. We have also updated the chart to include all 15 jobs with the following columns: (i) Gross Revenue; (ii) Cost of Drivers; and (iii) Net Profit.

25.
Please revise this section to clarify and distinguish between the types of valet parking services you have already provided and those that you hope to pursue. In this regard, it appears that you have not yet been hired directly by a country club, restaurant, or hotel, yet your disclosure seems to imply the existence of such relationships. As such, revise to discuss the anticipatory nature of such services and the challenges you may face in securing such jobs without having any existing experience or relationships. Please also remove references to the services your “valet parking attendants” may have provided while not acting under your employ, such as the disclosure on page 17 that your most experienced valet parkers service country club accounts.

RESPONSE:
On page 17, we have revised our disclosure to clarify that we have provided our valet parking services to private parties, catering halls and hotels, but not to country clubs or restaurants. We have also clarified that we may face challenges securing jobs with restaurants and country clubs due to the fact that we do not have any experience in servicing those types of businesses and do not have any relationships with those businesses.

We have also removed disclosure regarding our most experienced valet parking attendants servicing country club accounts.

Marketing Objectives, page 18

26.	Please provide support for your disclosure that you are the only valet parking company that has paid to advertise on MyWedding.com and are listed at the top of the search category or revise to remove.

RESPONSE:	On page 18, we have removed the reference to the fact that we are the only valet parking company that has paid to advertise on MyWedding.com and are listed at the top of the search category.

27.
Please disclose the amount that you have expended towards your marketing objectives and the estimated amounts that you plan on spending in the next 12 months. Also expand your disclosure to discuss the challenges of marketing your services as a development stage company.

RESPONSE:
On page 18, we have included a paragraph that states that we have expended approximately $1,000 towards our marketing objectives and expect to spend an additional $1,000 in our marketing efforts over the next 12 months. Additionally, we included disclosure regarding the challenges that we face marketing our services as a development stage company.

Customers, page 18

28.
Please provide support for your statement that since inception you have completed more than a dozen valet parking jobs, as it appears your income statement only shows the $520 revenue from the four jobs referenced in the Valet Parking Jobs section on page 16.

RESPONSE:
On page 16, we have updated the chart to include the most recent jobs which includes all 15 jobs. As you will see from the updated financials for the nine months ended June 30, 2012 the income statement reflects revenues of $3,495 from the 12 valet parking jobs that we received revenue from during that period. Please note that we have completed an additional 3 valet parking jobs, however, we did not realize revenue from those jobs until after June 30, 2012.

Competition, page 19

29.	Please revise the sentence in the second paragraph as a belief of management.

RESPONSE:
On page 19, we have revised our disclosure to reflect that we believe we will be able to continue to secure jobs by providing our customers with quality service at an affordable price and being responsible and focused on customer service.

Employees, page 19

30.
Please revise to clarify how many part-time valet drivers you employ and whether you have employment agreements with the drivers. Since these drivers are paid on a per job basis, and you have had only four jobs during the past six months, please clarify whether these drivers are known or believed to hold other employment and whether such other jobs may conflict with your business.

RESPONSE:
On page 19, we have revised our disclosure to clarify that we hire our valet drivers on an as needed basis and that we have met, interviewed and trained 10 valet drivers that we can call for upcoming jobs. Additionally, we believe our valet drivers hold other employment or are students, and we have clarified that our driver’s other employment may conflict with our business.

31.	Please clarify, if true, that the “company” driver written and road tests are tests that your drivers undergo and are overseen by you.

RESPONSE:
On page 19, we have removed the two requirements that a candidate must: (i) “demonstrate good driving skills during a road test, including the ability to drive a stick shift proficiently and to parallel park”; and (ii) “pass the company driver written and road test”. Because we are a development stage company and have limited operations, we do not administer these tests. Our training program only consists of meeting the driver and reviewing the Company Training and Safety Manual and having the driver sign an Employee Conduct Manual. We have further clarified this in the discussion on page 19.

Note 4 - Loans and Notes Payable to Related Parties, page F-11

32.
Please reconcile your disclosure here that Garden State Valet, LLC has entered into two notes payable with a related party with your disclosure on page F-14 showing that there are five promissory notes with a related party. Please also reconcile your disclosure here that you owe $4,653 in loans and advances payable with your disclosure on page F-2 that this amount is $4,753.

RESPONSE:
On page F-10, we have reconciled the disclosure to make it clear that of the 5 loans, 2 were issued by Garden State Valet, LLC, our wholly owned subsidiary, and then assumed by GS Valet, Inc. as part of the Unit Purchase Agreement. The other 3 Notes were issued by GS Valet, Inc., directly.

Note 9 - Subsequent Events, page F-14

33.	Please revise to update the status of the promissory note that was scheduled to mature on June 15, 2012 and disclose whether you have paid any penalties towards the promissory note.

RESPONSE:
On page F-12, we have updated the disclosure to update the status of the promissory note that matured on June 15, 2012. The Noteholder has agreed to extend the term of the Note for an additional 1-year and to keep the interest rate constant at 10% per annum. The Noteholder has not requested any penalties nor have any penalties been paid.

Liquidity and Capital Resources, page 23

34.
We note your disclosure that it will cost approximately $5,000 to pay your liability insurance premiums and conduct a mailing over the next six months. Please reconcile this with your disclosure on page 18 that your insurance coverage will cost you $13,375 in premiums per year. Also, please revise to disclose with greater details your plan of operations, the timeline involved and separately state what each individual step of your business plan is projected to cost.

RESPONSE:
On page 24, we have revised our disclosure to state that our insurance premium is $13,500 per year but that we only have one remaining payment due on the policy which is due by the end of August 2012. Our insurance policy will expire in November 2012 so at that time we will need to renew the policy for the next year. Additionally, we have revised the plan of operations to include a more specific timeline and included the cost for each step.

35.
We note your disclosure that you provide valet parking “on a consistent” basis to one catering hall. Please disclose whether you have any written agreement with such party. If so, please file such agreement with your registration statement.

RESPONSE:
On page 21, we have revised our disclosure to explain that we do not have any written or oral agreement in place with the catering hall in which we provide our valet parking services on a consistent basis. In addition, we have revised our disclosure to state that, due to the fact we do not have an agreement in place with the catering hall, it is possible that the catering hall may terminate our services at any time.

Directors, Executive Officers, Promoters, and Control Persons, page 28

36.	Please revise to disclose when Mr. Scheckter began working as an associate at Guefen Development Company and clarify if this present employment is full-time.

RESPONSE:	On page 28, we have revised our disclosure to explain that Mr. Scheckter began working as an associate at Guefen Development Company in 2011 and is presently employed on a full-time basis.

37.	Consistent with your disclosure on page 19, please revise to disclose here that Mr. Scheckter devotes approximately 15 hours per week to your business.

RESPONSE:	On page 28, we have revised our disclosure to disclose that Mr. Scheckter currently devotes approximately 15 hours per week to our business.

Transactions with Related Persons, Promoters and Certain Control Persons, page 30

38.	We note that Mr. Scheckter provides office space to you at no cost. Please disclose your rent arrangement in this section.

RESPONSE:	On page 30, we have clarified that Mr. Scheckter provides office space to the Company at no cost.

39.
Please also discuss the promissory notes and loans advanced from related parties in this section, including identifying the related party that made such loans or purchased such notes and the amounts involved.

RESPONSE:	On page 30, we have discussed the promissory notes and the loans advanced from third parties and we have identified the related party that made such loans and the amounts involved.

Financial Statements

40.	Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

RESPONSE:	We have updated our financial statements in compliance with Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 32

41.
Please revise this section to disclose the specific dates and the specific amount of securities sold on such dates, of all securities sold by you within the past three years which were not registered. Refer to Item 701(a) of Regulation S-K.

RESPONSE:
On page 32, we have updated Item 15. Recent Sales of Unregistered Securiteis to include the specific dates and amount of securities sold on such dates for all issuances that have occurred within the past three years.

Exhibits

42.	Please file as an exhibit the Unit Purchase Agreement and Share Exchange referenced on page F-14.

RESPONSE:	We have filed the Unit Purchase Agreement and Share Exchange Agreement as an exhibit to the Registration Statement.

Exhibit 23.1

43.	Please file an updated consent letter from your auditors.

RESPONSE:	We have filed an updated consent letter from our independent auditors.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

GS Valet, Inc.

/s/ Neil Scheckter
Neil Scheckter President and CEO